SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2006

Dated: May 17, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 17, 2006, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended March 31, 2006 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1. Results of Operations – First Quarter

Change of Functional and Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its functional and reporting currency to the U.S. dollar (USD). The change in functional and reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its operations in Chinese Renminbi (RMB), which is essentially pegged to the USD. Furthermore, the international currency of the agribusiness and mining business is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the first quarter 2006 financial results.

Yichang Spur Chemicals (YSC)

The Company’s NPK (Nitrogen, Phosphate, Potassium) compounds fertilizer Joint Venture produced 13,810 metric tonnes (mt) of NPK’s in the quarter ended March 31, 2006, an increase of 115 % over the previous quarter (6,424 mt) and 148% over the first quarter 2005 (5,571mt). The operating rate for the quarter ended March 31, 2006 was 81% of design capacity. The engineering team at YSC continued to improve its operating skills resulting in increased plant efficiency.

Sales for the three months ended March 31, 2006 were $2,821,000 versus $1,726,000 in the same period of 2005, a 63% increase. Sales volume was up by 72% to 12,558 mt from 7,302 mt of the first quarter 2005. Gross profit was $197,000 vs $282,000 in first quarter 2004, reflecting lowering NPK selling prices and rising raw materials and increased depreciation costs due to the phosphorus acid plant commissioned in April 2005. EBITDA (Earning Before Interest, Tax, Depreciation & Amortization) was $133,000 in the three months ended March 31, 2006 compared to $196,000 in the same period in 2005.

The following table illustrates the quarterly operational results at YSC.

	Q1/2006	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Production Volume (mt)	13,810	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	12,558	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	2,820,850	1,725,674	2,609,072	2,083,218	1,241,160	7,659,124
Cost of product ($)	2,624,090	1,443,583	2,544,973	1,993,120	1,582,328	7,564,004
Total Gross Profit ($)	196,760	282,091	64,099	90,098	(341,168)	95,120
Selling price/mt ($)	225	236	280	279	216	257
Cost of Product/mt ($)	209	198	273	267	276	254
EBITDA ($)	132,648	196,468	(92,617)	31,523	(337,659)	(202,284)

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from the joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

Spur Consolidated Results

EBITDA was $36,000 in the three months ended March 31, 2006 compared to ($170,000) in the same period in 2005.

Total expenses increased to $753,000 in the quarter ended March 31, 2006 from $597,000 in the same period of 2005, mainly attributable to the following factors: a) the increase of $54,000 in the total of salaries and wages, as a result of the engagement of additional officers for the Company to expand towards its objectives; b) the increase of $61,000 in selling expenses due to increased sales volume and additional efforts to promote sales in a more competitive NPK market; c) the increase in auditing and professional fees of $52,000 as a result of Sarbanes Oxley Act 404 implementation. Interest income increased to $215,000 in the first quarter 2006 compared to $48,000 in the first quarter 2005.

Inventory balance decreased to $2,370,000 at the end of the first quarter from $2,605,000 at the end of year 2005, as YSC used up its raw materials inventory in preparation for a major maintenance and debottlenecking in April. Accounts Receivables increased to $825,000 at the end of the quarter from $402,000 at the end of 2005. The Company continued to grant credits to some longtime customers to promote sales and overcome intense competition in the NPK market. Included in the fixed assets was an incentive tax refund of $137,381 received in March for purchasing Chinese domestic machinery and equipments for the phosphorus acid plant which was commissioned in April 2005. The amount of the tax refund is required to be recorded as an offset to fixed assets under Chinese regulations and policies.

Foreign Exchange Gain / Loss

The unrealized foreign exchange gain was $48,000 for the three months ended March 31, 2006, compared to the foreign exchange loss of $490 for the three months ended March 31, 2005. The unrealized foreign exchange loss was mainly a result of the translation of the Company’s integrated joint venture YMC using the temporal method, as the Chinese Renminbi appreciated slightly against the U.S. dollar in the first quarter of 2006, offset by the foreign currency loss at the Company’s head office as Canadian dollar weakened against the U.S. dollar in the same period.

The Company conducts business in China, with most costs and revenues in Chinese Renminbis. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guarantee Investment Certificate (GIC) accounts ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rates relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities therefore the Company is exposed to future fluctuations in the three currencies.

2. Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,
	2006	2005	2005	2005	2005	2004	2004	2004	2004
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Total revenues	2,820,850	1,241,160	1,736,150	2,099,865	1,725,674	1,818,793	1,131,666	745,522	-
Net income (loss)	(239,463)	(711,477)	(1,098,682)	(713,013)	(295,636)	(692,407)	(745,897)	(220,821)	(204,911)
Earnings (loss) per
share	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted earnings
(loss) per share	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)

3. Liquidity and Capital Resources

As of March 31, 2006, the Company has a total of $30.0 million capital resources with cash and cash equivalents of $19.1 million and short-term investments of $10.9 million. The Company did not have any off-balance sheet arrangements as of the end of 2005.

4. Transactions with Related Parties

Directors

During the three-month period ended March 31, 2006, the Company paid consulting fees of $34,458 (2005: $54,804) to two companies controlled by one officer and an associate of a director (2005: 4).

Joint Venture Partners

On November 22, 2004, the Company became aware of the fact that the Agricultural Bank of China (the "Bank") had made a RMB 7,400,000 ($923,177) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. The proceeds of the Xinyuan Loan were transferred to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC.

YPCC made a loan of RMB 4,475,375 ($558,319) to YSC (the "YSC Loan") in January 2004. However, according to the recent advice of the Company’s legal counsel in China, both loans are illegal under Chinese law, the lenders can unilaterally call the loans and no interest is due on either loan.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. The principle now stands at RMB 6,900,000 ($860,800) and is due.

The Company still expects a practical solution to be worked out among the three parties and believes it has sufficient legal protection to remedy this issue should it be necessary to proceed to litigation. The Company has accounted for the debt to the Bank of RMB 6,900,000 ($860,800) as a liability and has recorded a receivable in the same amount from YPCC. The Company also owes YPCC for advances in the amount of RMB 4,475,375 ($558,319), leaving a net exposure to YPCC of RMB 2,424,625 ($302,481).

5. Outstanding Share Data

As of May 15, 2006, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price (CAD)	Expiry Date
Common Shares	58,090,520	n/a	n/a
Stock Options	700,000	0.90	19-Jun-06
Stock Options	2,000,000	0.60	6-May-08
Stock Options	635,000	1.20	19-Jun-08
Stock Options	1,650,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Warrants	5,091,666	1.50	23-Jun-06
Agent’s Warrants	330,000	1.50	23-Jun-06
Warrants	8,571,429	2.00	28-Jul-07
TOTAL	78,168,615

During the three months ended March 31, 2006, the Company granted options to a new officer to purchase 200,000 shares of the Company at the exercise price of $1.50 per share. 50% of the options will be vested on March 14th, 2007 and the remaining 50% vested on March 14th, 2008.

6. Tianren Acquisition

On June 29, 2005, the Company entered into an agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

The Company substantially completed due diligence late in the fourth quarter and is now negotiating with Tianren on the final agreement terms and partnering with Hebei to work with the Chinese authorities on the approval processes.

7. Outlook

Based on the strong long-term fundamentals of the agricultural sector in China, the Company is continuing its mining and NPK expansion plans in 2006.

YSC substantially completed the major maintenance and debottlenecking at the end of April. This is to ensure a consistently high level of product quality and maximum levels of production.

The Company continues to work with various levels of government to transfer the mining licenses from its YMC joint venture partner YPCC to YMC. China has recently modified the process for transfer of mining license. While previously the land and resources department made the recommendation, now the civic administration has the major role. At the mean time, the

Company continues to conduct engineering studies on mine development, NPK facilities expansion and land acquisition.

8. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.